

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-mail
Joseph P. Slattery
EVP and Chief Financial Officer
TransEnterix, Inc.
635 Davis Drive, Suite 300
Morrisville, NC 27560

> **Re:** **TransEnterix, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed March 31, 2014**
> **File No. 333-193235**
> **Amendment to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-19437**

Dear Mr. Slattery:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Registration Statement on Form S-3

Incorporation by Reference, page 48

1. Please specifically incorporate by reference the Forms 8-K that you filed on April 1, 2014. In this regard, please revise your disclosure throughout your document to reflect the split. Please also amend the registration statement to include selected financial data which includes the relevant per share information for all periods, with the stock split prominently disclosed; refer to SAB Topic 4.C.

<u>Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Exhibit 31.1 and 31.2</u>

2.   We note that the amended Form 10-K does not include your financial statements. As such, please amend to include certifications that include paragraphs 1, 2, 4, and 5 of the certification required by Exchange Act Rule 13a-14(a) and Item 601(b)(31)(i) of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Joseph P. Slattery
TransEnterix, Inc.
April 1, 2014
Page 3

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mary J. Mullany, Esq.